SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: November 11, 2025

List of Materials

Documents attached hereto:

Q2 FY2025 Consolidated Financial Results (the presentation material for the earnings announcement)

Q2 FY2025 Consolidated Financial Results (Three months ended September 30, 2025) Sony Group Corporation November 11, 2025

1 Changes in Disclosure Classification of Consolidated Results *1 From Q1 FY25, the results for FY24, the comparative period, has been re-presented to conform to the classification of continuing operations and the discontinued operation in accordance with IFRS Accounting Standards (applies to all following pages). *2 The difference in results of Continuing Operations and results of “Sony without Financial Services” is the amount equivalent to intersegment transactions between the Financial Services segment and other segments, and such difference is immaterial. This difference also applies to operating cash flows. *3 The difference in results of the Financial Services segment before being classified as a discontinued operation and results of the Financial Services business after being classified as a discontinued operation is the amount equivalent to depreciation and amortization expenses of the Financial Services segment. Effective October 1, 2025, Sony Group Corporation executed a partial spin-off (the “Spin-off”) of Sony Financial Group Inc. (“SFGI”), a formerly wholly-owned subsidiary which operates the Financial Services business. As a result of the resolution of the Board of Directors of Sony Group Corporation on May 14, 2025 on a plan for the execution of the Spin-off, Sony has classified the Financial Services business as a discontinued operation in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) from Q1 FY25, and presented it separately from continuing operations excluding the Financial Services business. From Q3 FY25, Sony will apply the equity method to the Financial Services business (SFGI shares that Sony Group Corporation continues to hold), and to record profit or loss from SFGI shares accounted for using the equity method as operating income or loss in continuing operations. Previous Disclosure Classification Disclosure Classification Before the Execution of the Spin-off (1H FY25) Disclosure Classification After the Execution of the Spin-off (2H FY25) FY24*1 FY25 G&NS Music Pictures ET&S I&SS All other / Corporate and elimination*2 Financial Services*3 Consolidated Sony without Financial Services*2 G&NS Music Pictures ET&S I&SS All other / Corporate and elimination*2 Consolidated Continuing Operations*2 Discontinued Operation*3 G&NS Music Pictures ET&S I&SS Consolidated Continuing Operations*2 All other / Corporate and elimination Profit or loss from SFGI shares accounted for using the equity method

2 Q2 FY2025 Results for Continuing Operations*1 (Bln Yen) Q2 FY24 Q2 FY25 Change Sales 2,971.2 3,107.9 +136.7 （+5%） Operating income 389.3 429.0 +39.6 （+10%） Operating income margin 13.1% 13.8% +0.7 pts Income before income taxes 384.5 441.8 +57.3 （+15%） Net income attributable to Sony Group Corporation’s stockholders 291.8 311.4 +19.7 （+7%） Net income attributable to Sony Group Corporation’s stockholders per share of common stock (diluted) *2 48.04 yen 51.71 yen +3.67 yen Average Rate 1 US dollar 149.5 yen 147.4 yen 1 Euro 164.1 yen 172.2 yen *1 The above results represent the results for continuing operations. For Q2 FY25 results on a consolidated basis including the discontinued operation, refer to “Consolidated Financial Summary for the Second Quarter (Semi-annual) Ended September 30, 2025” (applies to all following pages). *2 Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for Net income attributable to Sony Group Corporation’s stockholders per share of common stock (diluted) are calculated based on the assumption that the stock split was conducted at the beginning of FY24.

3 Q2 FY2025 Results for Continuing Operations: Year-on-year Change Year-on-year Change Contributing Factors (+) Better／(-) Worse Sales +136.7 bln yen +5% ・(+) Increases in Music and I&SS segments sales On a constant currency basis*, sales increased approximately 5% Operating income +39.6 bln yen +10% ・(+) Increase in I&SS segment operating income Financial income and expenses, net +17.6 bln yen ・(+) Improvement in foreign exchange gains and losses Income tax expense +31.9 bln yen ・(ー) A higher Japanese tax rate mainly due to a decrease in research and Effective tax rate development tax credits to be utilized in FY25 24%→28% * For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), refer to page 13 (applies to all following pages).

4 Q2 FY2025 Results by Segment (Bln Yen) Q2 FY24 Q2 FY25 Change FX Impact Game & Network Services (G&NS) Sales 1,071.5 1,113.2 +41.6 +9.7 Operating income 138.8 120.4 -18.5 +10.8 Music Sales 448.2 542.4 +94.2 -5.7 Operating income 90.4 115.4 +25.0 Pictures Sales 355.8 346.0 -9.8 -3.2 Operating income 18.5 13.9 -4.6 Entertainment, Technology & Services (ET&S) Sales 619.8 575.7 -44.0 -1.7 Operating income 70.2 61.0 -9.2 -0.5 Imaging & Sensing Solutions (I&SS) Sales 535.6 614.6 +79.1 -10.5 Operating income 92.4 138.3 +45.9 -8.0 All Other Sales 23.9 23.6 -0.2 Operating income -6.5 -2.9 +3.6 Corporate and elimination Sales -83.5 -107.7 -24.2 Operating income -14.4 -16.9 -2.5 Continuing Operations Sales 2,971.2 3,107.9 +136.7 Operating income 389.3 429.0 +39.6 Sales in each business segment represent sales recorded before intersegment transactions are eliminated (applies to all following pages). Operating income in each business segment represents operating income recorded before intersegment transactions are eliminated and excludes unallocated corporate expenses (applies to all following pages).

5 FY2025 Results Forecast for Continuing Operations including Tariff Impact: Change from August Forecast Change from August forecast Contributing Factors (+) Better／(-) Worse Sales +300 bln yen +3% ・(+) Increases in G&NS and Music segments sales Operating income (After tariff impact) +100 bln yen +8% ・(+) Increases in I&SS and Music segments operating income ・(+) Decrease in the amount of the estimated tariff impact Income before income taxes +110 bln yen +8% ・(+) Upward revision to operating income forecast Net income attributable to Sony Group Corporation’s stockholders +80 bln yen +8% ・(+) Upward revision to income before income taxes forecast

FY2025 Results Forecast for Continuing Operations including Tariff Impact

(Bln Yen)	FY24	FY25 FCT*1 August	FY25 FCT*1 November	FY25 FCT*1 Change from August
Sales	12,034.9	11,700	**12,000**	+300 (+3%)
Operating income	1,276.6	1,330	**1,430**	+100 (+8%)
(Estimated tariff impact on operating income*2)	–	-70	**-50**	+20
Operating income margin	10.6%	11.4%	**11.9%**	+0.5 pts
Income before income taxes	1,343.2	1,350	**1,460**	+110 (+8%)
Net income attributable to Sony Group Corporation's stockholders	1,067.4	970	**1,050**	+80 (+8%)
Operating Cash Flow	1,972.4	1,270	**1,500**	+230 (+18%)

Foreign exchange rate	Actual･Average	Q2-Q4 (Assumption)	**Q3-Q4 (Assumption)**
1 US dollar	152.5 yen	Approx. 143 yen	**Approx. 145 yen**
1 Euro	163.6 yen	Approx. 157 yen	**Approx. 164 yen**

Dividend per Share (Planned)*3

Interim	Year-end	Total	Year-on-year Change
12.5 yen	12.5 yen	25 yen	+5 yen

- The estimated impact of the additional U.S. tariffs on operating income for continuing operations is expected to decrease 20 billion yen from the previous forecast to 50 billion yen, and the projected impact has been reflected in the forecast for each business.

*1 The above results forecast for FY25 represents the forecast for continuing operations. For the results forecast for FY25 on a consolidated basis including the discontinued operation, refer to "Consolidated Financial Summary for the Second Quarter (Semi-annual) Ended September 30, 2025" (applies to all following pages).
*2 The above tariff impact is the estimated impact on the forecast for operating income of the continuing operations from the series of changes in U.S. tariff policy at this time. The estimated impact is calculated based on the tariff rates announced as of November 4, 2025. The actual impact could vary significantly from this estimation if future tariff policy or other factors are changed (applies to all following pages).
*3 The above dividend forecast for FY25 does not include the dividends in kind of the shares of SFGI from the Spin-off. In addition, Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above year-on-year change amount of dividends per share (planned) represent the amount after the stock split.

6

7 FY2025 Results Forecast by Segment （Bln Yen） FY24 FY25 FCT August November Changes from August Tariff impact on operating income Game & Network Services （G&NS） Sales 4,670.0 4,320 4,470 +150 Operating income 414.8 500 500 － -30 Music Sales 1,842.6 1,870 1,980 +110 Operating income 357.3 360 385 +25 － Pictures Sales 1,505.9 1,500 1,500 － Operating income 117.3 125 125 － － Entertainment, Technology＆ Services（ET&S） Sales 2,409.3 2,280 2,300 +20 Operating income 190.9 180 160 -20 -20 Imaging ＆ Sensing Solution （I&SS） Sales 1,799.0 1,960 1,990 +30 Operating income 261.1 280 310 +30 － All Other, Corporate and elimination Operating Income -64.8 -45 -50 -5 － Estimated tariff impact on operating income Operating Income － -70 － +70 +70 Continuing Operations Sales 12,034.9 11,700 12,000 +300 Operating income 1,276.6 1,330 1,430 +100 +20 The estimated tariff impact was not reflected in the forecasts for each segment in the August forecast, but it has been reflected in the November forecasts for each segment.

Game & Network Services Segment (G&NS Segment)

Sales, Operating Income and Adjusted OIBDA



Sales
Operating Income
Adjusted OIBDA
(Bln Yen)
1,071.5
138.8
169.0
1,113.2
120.4
199.5
Q2 FY24
Q2 FY25
4,670.0
414.8
537.7
4,320
500
620
4,470
500
665
FY24
FY25 August FCT
FY25 November FCT

Q2 FY2025 (year-on-year)

- Sales: 41.6 bln yen (4%) increase (FX Impact: +9.7 bln yen)
  - ·(+) Increase in sales from network services
  - ·(+) Increase in sales of game software titles
- OI: 18.5 bln yen (13%) decrease (FX Impact: +10.8 bln yen)
  - ·(−) Recording of impairment losses against a portion of Bungie, Inc.'s intangible and other assets in connection with *Destiny 2* (31.5 bln yen)*
  - ·(−) Recording of expenses resulting from a correction in the amount of certain previously capitalized development costs (18.3 bln yen)*
  - ·(+) Impact of increase in sales from network services

FY2025 Forecast (change from August forecast)

- Sales: 150 bln yen (3%) upward revision
  - ·(+) Impact of foreign exchange rates
  - ·(+) Increase in sales of hardware
- OI: Remains unchanged from August forecast (Estimated tariff impact: -30 bln yen)
  - ·(−) Recording of impairment losses against a portion of Bungie, Inc.'s intangible and other assets in connection with *Destiny 2* (31.5 bln yen)*
  - ·(−) Impact of tariffs
  - ·(−) Recording of expenses resulting from a correction in the amount of certain previously capitalized development costs (18.3 bln yen)*
  - ·(+) Positive impact of foreign exchange rates
  - ·(+) Decrease in losses from hardware
  - ·(+) Impact of increase in sales from network services

- Excluding these non-recurring items*, OI for Q2 FY25 would have increased 23% year-on-year primarily due to the impact of an increase in network services revenue and software sales.
- Software and network services sales are steadily growing, and we expect this trend to continue in 2H FY25.

Adjusted OIBDA is not a measure in accordance with IFRS Accounting Standards. However, Sony Group Corporation and its consolidated subsidiaries ("Sony") believe that this disclosure may be useful information to investors. For the formula for Adjusted OIBDA, see page 13. For its reconciliation, see "Supplemental Information for the Consolidated Financial Results for the Second Quarter Ended September 30, 2025" (applies to all following pages).

8

Music Segment

Sales, Operating Income and Adjusted OIBDA



Sales
Operating Income
Adjusted OIBDA
(Bln Yen)
448.2
90.4
111.8
542.4
115.4
139.8
Q2 FY24
Q2 FY25



1,842.6
357.3
449.1
1,870
360
450
1,980
385
480
FY24
FY25 August FCT
FY25 November FCT

Q2 FY2025 (year-on-year)

- Sales: 94.2 bln yen (21%) increase (FX Impact: -5.7 bln yen)
  - ・(+) Higher revenues in Visual Media & Platform mainly due to the contribution from *Demon Slayer: Kimetsu no Yaiba Infinity Castle*
  - ・(+) Higher revenues from streaming services in Recorded Music and Music Publishing
- OI: 25.0 bln yen (28%) increase
  - ・(+) Impact of increase in sales

FY2025 Forecast (change from August forecast)

- Sales: 110 bln yen (6%) upward revision
  - ・(+) Higher revenues in Visual Media & Platform mainly due to the contribution from *Demon Slayer: Kimetsu no Yaiba Infinity Castle*
  - ・(+) Impact of foreign exchange rates
- OI: 25 bln yen (7%) upward revision
  - ・(+) Impact of increase in sales

■ Q2 FY25 streaming revenue year-on-year growth rates on a U.S. dollar basis were +12% for Recorded Music and +25% for Music Publishing.

9

Pictures Segment

Sales, Operating Income and Adjusted OIBDA



Sales
Operating Income
Adjusted OIBDA
(Bln Yen)
355.8
18.5
32.5
346.0
13.9
27.2
Q2 FY24
Q2 FY25



1,505.9
117.3
174.3
1,500
125
175
1,500
125
175
FY24
FY25 August FCT
FY25 November FCT

Q2 FY2025 (year-on-year)

The following analysis is on a U.S. dollar basis

- Sales: 9.8 bln yen (3%) decrease (U.S. dollar basis: -38 mil USD / -2%)
  - ·(−) Lower revenues from theatrical releases in the current fiscal year in Motion Pictures
  - ·(−) Lower licensing revenues from catalog product in Motion Pictures
  - ·(+) Higher revenues from Crunchyroll mainly due to the worldwide theatrical distribution of *Demon Slayer: Kimetsu no Yaiba Infinity Castle** and paid subscriber growth

- OI: 4.6 bln yen (25%) decrease (U.S. dollar basis: -31 mil USD / -25%)
  - ·(−) Impact of decrease in sales for Motion Pictures
  - ·(+) Impact of higher revenues from Crunchyroll

FY2025 Forecast (change from August forecast)

- Sales: Remains unchanged from August forecast

- OI: Remains unchanged from August forecast

*Crunchyroll and Sony Pictures are distributing the film theatrically worldwide, excluding Japan and select Asian territories.

- Q2 FY25 operating income decreased 25% year-on-year despite higher revenue from Crunchyroll, primarily due to lower revenues from theatrical releases compared to Q2 FY24, which included hits such as *It Ends with Us*.

10

Entertainment, Technology & Services Segment (ET&S Segment)

Sales, Operating Income and Adjusted OIBDA



(Bln Yen)
Sales
Operating Income
Adjusted OIBDA
619.8
70.2
96.0
575.7
61.0
85.9
Q2 FY24
Q2 FY25



2,409.3
190.9
290.9
2,280
180
285
2,300
160
265
FY24
FY25 August FCT
FY25 November FCT

Q2 FY2025 (year-on-year)

- Sales: 44.0 bln yen (7%) decrease (FX Impact: -1.7 bln yen)
  - ·(−) Decrease in unit sales in Displays
- OI: 9.2 bln yen (13%) decrease (FX Impact: -0.5 bln yen)
  - ·(−) Impact of decrease in sales in Displays
  - ·(−) Impact of decrease in sales and impact of tariffs, both in Imaging
  - ·(+) Reductions in operating expenses

FY2025 Forecast (change from August forecast)

- Sales: Essentially flat
- OI: 20 bln yen (11%) downward revision (Estimated tariff impact: -20 bln yen)
  - ·(−) Impact of tariffs

- In the imaging market, demand has slowed in two regions: China, where government subsidies that lasted through Q1 FY25 significantly declined, and the U.S., primarily due to the impact of additional tariffs. However, this decrease in demand is essentially in line with our previous forecast, and global demand remains solid, primarily because of demand in Asia.
- There are no major changes to the demand outlook for the year-end sales season and 2H FY25, and we intend to continue controlling costs and inventory.

11

Imaging & Sensing Solutions Segment (I&SS Segment)

Sales, Operating Income and Adjusted OIBDA



Sales
Operating Income
Adjusted OIBDA
(Bln Yen)
535.6
92.4
161.2
614.6
138.3
203.4
Q2 FY24
Q2 FY25



1,799.0
261.1
534.2
1,960
280
550
1,990
310
575
FY24
FY25 August FCT
FY25 November FCT

Q2 FY2025 (year-on-year)

- Sales: 79.1 bln yen (15%) increase (FX Impact: -10.5 bln yen)
  - ·(+) Increase in sales of image sensors for mobile products
    - ·(+) Improvement in product mix
  - ·(+) Increase in sales of image sensors for digital cameras
- OI: 45.9 bln yen (50%) increase (FX Impact: -8.0 bln yen)
  - ·(+) Impact of increase in sales

FY2025 Forecast (change from August forecast)

- Sales: 30 bln yen (2%) upward revision
  - ·(+) Impact of foreign exchange rates
- OI: 30 bln yen (11%) upward revision
  - ·(+) Positive impact of foreign exchange rates
  - ·(+) Decrease in costs

- Sales of image sensors for mobile products increased significantly during Q2 FY25 year-on-year due to higher unit prices resulting from larger sensors being used in new products by our major customer and higher shipment volume than our previous forecast.
- The full-year sales forecast is unchanged from the previous forecast when the impact of foreign exchange rates is excluded. This is because we think that our customers might have brought forward the purchase of components during 1H FY25 due to the additional tariffs and other factors.

12

13 Notes Notes about Adjusted OIBDA Adjusted OIBDA (Operating Income Before Depreciation and Amortization) is calculated by the following formula: Adjusted OIBDA = Operating income + Depreciation and amortization expense* - the profit and loss amount that Sony deems non-recurring * In the above formula, depreciation and amortization expense excludes amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets. Adjusted OIBDA is not a measure in accordance with IFRS Accounting Standards. However, Sony believes that this disclosure may be useful information to investors. Adjusted OIBDA should be considered in addition to, not as a substitute for, Sony’s results in accordance with IFRS Accounting Standards. Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year. For Sony Music Entertainment (“SME”) and Sony Music Publishing LLC (“SMP”) in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis. Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars. The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on sales and operating income (loss) for that segment. This information is not a substitute for Sony’s consolidated financial statements and condensed consolidated financial statements measured in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony. Notes about Financial Performance of the Music and Pictures segments The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of SME and SMP, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis. The Pictures segment results are the yen-translated results of SPE, which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

14 Cautionary Statement Statements made in this material with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to: (i) Sony’s ability to maintain product quality and customer satisfaction with its products and services; (ii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences; (iii) Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms; (iv) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives; (v) changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility; (vi) Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity; (vii) Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations; (viii) the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending; (ix) Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated; (xii) Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel; (xiii) Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others; (xiv) the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the equity and bond markets on the revenue and operating income of the Financial Services business; (xv) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services business; (xvi) risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events; (xvii) the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and (xviii) the outcome of pending and/or future legal and/or regulatory proceedings. Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East, as well as the series of changes in U.S. tariff policy, could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.